Exhibit 99.1

TeliaSonera and Nokia Boost the Musical Experience of the Eurovision Song Contest 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 20, 2007--TeliaSonera (NASDAQ:TLSNF) (LSE:TEE) (STO:TLSN) (HEX:TLS1V) has invited Nokia to enhance the mobile experience of the Eurovision Song Contest (ESC) 2007. TeliaSonera and Nokia will jointly offer the ESC specific music campaigns during the spring 2007. TeliaSonera is the principal sponsor and presenting partner of the Eurovision Song Contest (ESC) 2007 in Helsinki. TeliaSonera has been granted extensive pan-European event, association, media and new media rights for the upcoming events.

-- TeliaSonera and Nokia have a common interest in wanting to offer our customers easy-to-use services and a great music experience when we team up for the greatest music party in
2007, says Kenneth Karlberg, President and Head of Business Area Mobility Services, TeliaSonera AB. We hope that our services will offer an integrated solution for people to listen, discover and purchase music, anywhere, anytime.

-- We want to offer all fans of the ESC and other customers fun, interesting and innovative services that in combination with our technical knowledge and marketing activities will help build an extraordinary event which will be appreciated by the public, says Kenneth Karlberg.

-- With TeliaSonera we intend to offer the ESC fans an uncompromised and entertaining music experience with top notch Nokia music devices, says Pekka Rantala, Senior Vice President, Customer and Market Operations, Europe, Nokia.
The 52nd Song Contest will be hosted in Helsinki by the Finnish National Broadcaster YLE and will include two live televised shows in one week: the Semi-Final on May 10 and the Final on May 12 2007. In 2006 the Finnish group Lordi won the ESC in Athens.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Minna Pajala
Senior Vice President, Marketing and Customers Finland
Tel. +358-(0)40-302 1500